"Exemption No. 82-3998"

Melding til Oslo Børs

ORKLA

Postboks 423 Skøyen, N-0213 Oslo
Tel. +47 22 54 40 00
Fax: + 47 22 54 44 90
E-post: info@orkla.no
www.orkla.com

Ref.:
Nils Selte, Canica AS, Tef.: ++47 2413 3000
Ellen Ronæss, Orklas Aksjonærservice, Tel: +47 2254 4430

Date: 18. August 2005

ORK – Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, member of the Board of Directors of Orkla ASA, bought today 1,230,150 shares in Orkla ASA at a share price of NOK 262.41. After the transaction, Stein Erik Hagen and his close associates own 27,539,150 shares in Orkla ASA.

dlw 8/26

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Shareholder Services, Telephone: +4722544430

Date: 19 August 2005

ORK – Trade subject to notification – Per A. Sørlie and Håkon Chr. Andersen

On 18 August 2005, in connection with its option programme, Orkla exercised 15,001 options, respectively 11,668 at a strike price of NOK 130 and 3,333 at NOK 142.

The transactions concern the following primary insiders:
- Managing Director Per A. Sørlie, Borregaard, exercised 5,000 at a price of NOK 130 and, at the same time, sold 5,000 shares at a price of NOK 261.37. His new total holding in Orkla is 7,300 shares and 12,500 options in Orkla shares.
- Managing Director Håkon Chr. Andersen, Orkla Food Russia and Ukraine, exercised 6,668 at a price of NOK 130 and, at the same time, sold 4,000 shares at a price of NOK 261.37. His new total holding in Orkla is 14,302 shares and 4,000 options in Orkla shares.

A total of 1,548,541 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 448,500 synthetic options of the cash bonus programme.

Orkla currently holds 2,119,073 shares.

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Manager, Shareholder Services, Tel.: +47 22 54 44 30

Date: 3 August 2005

ORK – Trade subject to notification

On 2 August 2005, in connection with its option programme, Orkla exercised 5,000 options at a strike price of NOK 130.

A total of 1,625,175 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.

Orkla currently holds 6,211,778 shares. The resolution adopted by the Annual General Meeting to amortise 4,016,071 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 2,195,707 of its own shares.

"Exemption No. 82-3998"

ORKLA

Sapa Q2-results

19 July:
Sapa has today released the results for second quarter 2005. Further information can be found at www.sapagroup.com

http://www.orkla.com/

Orkla ASA

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel.: +47 22 54 44 11
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22 54 44 55

Date: 3 August 2005

ORK – Release of material regarding second quarter on 10 August 2005

Orkla will report second quarter results on Wednesday 10 August 2005. The results will be available at 8.00 a.m. Norwegian time. Please note that the time for the presentation in Oslo is changed to 08.30 a.m. Norwegian time, because the presentation will include some operational background information about Elkem.

The results will be presented to investors and analysts in the following ways:

1) Material
PowerPoint-presentation, spreadsheets and quarterly report will be available on Orkla's Internet pages www.orkla.com at 8.00 a.m. Norwegian time.

2) Streaming - in Norwegian
Both the presentation that takes place in Oslo (Vika Atrium Konferansesenter, Munkedamsvn. 45) at 08.30 a.m. Norwegian time, and the following Q&A-session will be given in Norwegian and streamed directly to Orkla's Internet pages www.orkla.no. For registration to the presentation in Oslo, send an e-mail to info@orkla.no.

3) Speaker's notes in English
The speaker's notes in English will be published on www.orkla.com shortly after the presentation in Oslo is finished.

4) Conference call in English
The conference call starts at 3.00 p.m. Norwegian time. A presentation of the Q2 results will be given before the Q&A-session commences.
Investors and analysts who wish to participate should call +47 23 00 04 00 and ask the operator for the Orkla presentation. Norwegian-based investors and analysts should dial 800 80 119. Please state your name and company. Press * followed by 1 to queue up for questions. Press * followed by 0 to contact the operator.

The conference will also be distributed directly on Orkla's Internet pages www.orkla.com and First Call, and will be available for on demand at Orkla's internet pages and First Call after